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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ________________

                        COMMISSION FILE NUMBER 000-23467

A.   Full title of the Plan:


                           PENWEST PHARMACEUTICALS CO.
                                  SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                           PENWEST PHARMACEUTICALS CO.
                                  2981 ROUTE 22
                         PATTERSON, NEW YORK 12563-9970

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                           Penwest Pharmaceuticals Co.
                                  Savings Plan
             Audited Financial Statements and Supplemental Schedule

                     Years ended December 31, 2000 and 1999

                                      INDEX

Report of Independent Auditors......................................... 1

Audited Financial Statements

Statements of Net Assets Available for Benefits........................ 2
Statements of Changes in Net Assets Available for Benefits............. 3
Notes to Financial Statements.......................................... 4

Supplemental Schedule

Schedule H, line 4(i)-Schedule of Assets Held for Investment
  Purposes at End of Year.............................................. 9

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                         Report of Independent Auditors

Board of Directors
Penwest Pharmaceuticals Co. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Penwest Pharmaceuticals Co. Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                               /s/ Ernst & Young LLP

Stamford, Connecticut
June 28, 2001


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                    Penwest Pharmaceuticals Co. Savings Plan

                 Statements of Net Assets Available for Benefits






                                                       DECEMBER 31,
                                                --------------------------
                                                   2000            1999
                                                ----------      ----------

ASSETS
Investments                                     $6,413,401      $6,602,805
Receivables:
   Employer's contribution                          53,881          55,393
   Participants' contributions                      14,121              --
   Accrued income                                    5,271           1,024
   Other receivables                                11,991              --
                                                ----------      ----------
      Total receivables                             85,264          56,417
                                                ----------      ----------

Total assets                                     6,498,665       6,659,222

LIABILITIES
Fees payable                                        15,372          66,798
Other payables                                      79,661          23,043
                                                ----------      ----------
Total liabilities                                   95,033          89,841
                                                ----------      ----------
Net assets available for benefits               $6,403,632      $6,569,381
                                                ==========      ==========

See accompanying notes.


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                    Penwest Pharmaceuticals Co. Savings Plan

           Statements of Changes in Net Assets Available for Benefits






                                                   YEAR ENDED DECEMBER 31,
                                                 --------------------------
                                                    2000            1999
                                                 ----------      ----------
ADDITIONS
Investment income:
   Net (depreciation) appreciation in fair
       value of investments                      $ (553,659)     $2,076,256
   Interest and dividends                            44,212          29,079
                                                 ----------      ----------
                                                   (509,447)      2,105,335

Contributions:
   Participants                                     415,585         561,032
   Employer                                         238,095         213,593
                                                 ----------       ---------
                                                    653,680         774,625

Total additions                                     144,233       2,879,960

DEDUCTIONS
Benefits paid directly to participants              236,959         263,730
Administrative expenses                              73,023          64,719
                                                 ----------       ---------
Total deductions                                    309,982         328,449

Net (decrease) increase                            (165,749)      2,551,511

Net assets available for benefits:

    Beginning of year                             6,569,381       4,017,870
                                                 ----------      ----------
    End of year                                  $6,403,632      $6,569,381
                                                 ==========      ==========

See accompanying notes.


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                    Penwest Pharmaceuticals Co. Savings Plan

                          Notes to Financial Statements

1. DESCRIPTION OF THE PLAN

The following description of the Penwest Pharmaceuticals Co. (the "Company" or the "Employer") Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Copies are available from the Plan's Administrative Committee.

GENERAL

The Plan is a defined contribution plan covering all U.S. employees of the Company who have completed three months of service, including part-time employees. Effective January 1, 1999, the Plan was amended to provide that an employee is eligible to participate in the Plan after attaining age 18 and completing three months of service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

CONTRIBUTIONS

Participants may contribute from 1% up to 12% of pre-tax compensation as defined in the Plan agreement. The Company may make quarterly employer matching contributions as defined in the Plan agreement, in an amount equal to a percentage of each participant's pre-tax contributions to the Plan up to 6% of earnings. Additional amounts may be contributed at the discretion of the Company's Board of Directors to each participant who is employed on the last day of the Plan year.

PARTICIPANT ACCOUNTS

Individual accounts are maintained for all Plan participants. These accounts reflect participants' contributions and related Company matching and discretionary contributions, if any, to the Plan and allocations of earnings or losses on the Plan's investments. Allocations are based on participant account balances. As of the end of each Plan year, forfeitures of nonvested amounts are first used to restore any forfeitures for returning employees who previously worked for the Company within a five year period, and any remaining amounts are used to reduce subsequent employer contributions.


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                    Penwest Pharmaceuticals Co. Savings Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions, as well as any earnings thereon. Vesting in the Employer contribution portion of their accounts, as well as any earnings thereon is based on years of credited service and vest in accordance with the following schedule:

        CREDITED SERVICE                        % VESTED
        ----------------                        --------
        Less than one year                          0%
        One year                                   25%
        Two years                                  50%
        Three years                                75%
        Four years or more                        100%

In the event of disability, attainment of age 65, or death of a participant, the related Employer contributions and earnings thereon become fully vested.

INVESTMENT OPTIONS

All of the Plan's investment programs are fully participant directed. Upon enrollment in the Plan, a participant may direct Employer and participant contributions among any of the five current investment options. The Penford Corporation stock fund includes account balances transferred from the Penford Plan in connection with the Company's former parent, Penford Corporation's distribution to its shareholders of all of the shares of the Company's common stock effective September 1, 1998. The Penford Corporation stock fund is not an investment option for current or future contributions to the Plan.

PAYMENT OF BENEFITS

Upon termination, permanent disability, or death, 100% of the value of the participant's vested account may be paid to the participant or the participant's beneficiary in a lump sum payment.

PARTICIPANT LOANS

Participants may, in the event of financial hardship as defined in the Plan, borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loans bear interest at a rate determined by the Plan's Administrative Committee.


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                    Penwest Pharmaceuticals Co. Savings Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS (CONTINUED)

Interest rates on outstanding loans as of December 31, 2000 and 1999 range from 8.75% to 10.5%. Loan terms generally range from 1 to 5 years but may be increased if the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant's account.

EXPENSES

The Plan pays its recordkeeping and investment management expenses. The Company pays all other expenses of the Plan.

PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

The Plan's investments are stated at fair value. Mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Penwest Pharmaceuticals Co. and Penford Corporation common stock are valued at the last reported sales price on the last business day of the year. The participant loans are valued at their outstanding principal balances, which approximate fair value.

Purchases and sales of investments are recorded on the trade dates. Interest income is recorded on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


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                    Penwest Pharmaceuticals Co. Savings Plan

                    Notes to Financial Statements (continued)


3. INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                              DECEMBER 31,
                                                        ------------------------
                                                          2000           1999
                                                        ----------    ----------

Frank Russell Trust Company Funds:
   Short-Term Investment Fund - 906,946 shares          $  906,946

   Global Aggressive Balanced Fund - 37,794
       and 37,985 shares, respectively                     896,322    $  925,241

   Tactical Asset Allocation Fund - 12,851
       and 12,144 shares, respectively                     391,886       340,360

   Global Equity Fund - 20,261 and 14,690 shares,
      respectively                                         682,513       539,138

Penwest Pharmaceuticals Co. common stock - 207,289
      and 206,477 shares, respectively                   2,681,801     3,148,775

Penford Corporation common stock - 56,697 and 77,727
     shares, respectively                                  807,932     1,340,786



During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                            2000         1999
                                                         ---------    ----------

Global Aggressive Balanced Fund                          $ (28,504)   $  132,615
Tactical Asset Allocation Fund                              28,996         6,473
Global Equity Fund                                         (57,247)      110,885
Penwest Pharmaceuticals Co. common stock                  (313,168)    1,757,283
Penford Corporation common stock                          (183,736)       69,000
                                                         ---------    ----------
                                                         $(553,659)   $2,076,256
                                                         =========    ==========


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                    Penwest Pharmaceuticals Co. Savings Plan

                    Notes to Financial Statements (continued)


4. INCOME TAX STATUS

The Plan applied for but has not yet received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). However, the Plan administrator and the Plan's legal counsel believe that the Plan is qualified, and therefore, the related trust is exempt from taxation.


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                    Penwest Pharmaceuticals Co. Savings Plan

Schedule H, line 4(i) - Schedule of Assets Held for Investment Purposes at End of Year

                           (EIN: 91-1513032, PN: 002)

                                December 31, 2000

                                   DESCRIPTION OF INVESTMENT
                                   INCLUDING MATURITY RATE,
IDENTITY OF ISSUE, BORROWER,          RATE OF INTEREST,
 LESSOR, OR SIMILAR PARTY           PAR OR MATURITY VALUE              CURRENT VALUE
------------------------------------------------------------------------------------

* Frank Russell Trust Company   Short Term Investment Fund
                                  906,946 shares                         $  906,946

                                Global Aggressive Balanced Fund
                                  37,794  shares                            896,322

                                Tactical Asset Allocation Fund
                                  12,851 shares                             391,886

                                Global Equity Fund
                                  20,261  shares                            682,513

* Penwest Pharmaceuticals Co.   Penwest Pharmaceuticals Co.
                                  common stock 207,289 shares             2,681,801

* Penford Corporation           Penford Corporation
                                  common stock 56,697 shares                807,932

* Participant Loans             Interest rates ranging from 8.75% -
                                  10.5%; maturity dates through 2015         46,001
                                                                         ----------
                                                                         $6,413,401
                                                                         ==========

*Denotes party in interest to the Plan.

The cost column is not applicable as all of the Plan's investment programs are fully participant directed.


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                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  Penwest Pharmaceuticals Co.
                                  Savings Plan

June 29, 2001                     By: /s/ Tod R. Hamachek
                                      ------------------------------------
                                      Chairman of the Board and
                                      Chief Executive Officer -
                                      Penwest Pharmaceuticals Co.
                                      Savings Plan Administrative Committee


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